

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Ido Schechter, Chief Executive Officer
Top Image Systems Ltd.
2 Ben Gurion St.
Ramat Gan
Israel 52573

> **Re: Top Image Systems Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **File No. 001-14552**

Dear Mr. Schechter:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief